UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  June 4, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Equity Offering of Parent Company and Related Refinancing and Repayment of Group Debt

The ultimate parent holding company of Britannia Bulk Plc (“Britannia Bulk”), Britannia Bulk Holdings Inc (the “Company”), announced today that it is commencing an initial public offering of shares of its common stock.  The Company has applied to list its common stock on the New York Stock Exchange.

The Company intends to use a portion of the proceeds from its equity offering, together with amounts held in Britannia Bulk’s vessel acquisition account and borrowings under Britannia Bulk’s new secured term loan facility (described below), for the repayment and refinancing of existing group debt, including Britannia Bulk’s existing senior secured notes and secured bridge facility with Lloyd’s TSB Bank Plc, as well as for general corporate purposes.

At the closing of the Company’s equity offering, which is subject to customary conditions precedent, Britannia Bulk will satisfy and discharge its obligations under the senior secured notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of the Company’s equity offering, drawings under its new secured term loan facility (described below) and amounts held in its vessel acquisition account for the senior secured notes. Upon satisfaction and discharge of the indenture in the manner described herein, the collateral interest in the vessel acquisition account will be released by Wilmington Trust Company and used in part for the refinancing and repayment of existing group debt, including Britannia Bulk’s senior secured notes and its secured bridge facility with Lloyd’s TSB Plc. Following the closing of the Company’s equity offering, Britannia Bulk will redeem its senior secured notes in full in accordance with the provisions of the indenture governing the notes.

As previously disclosed in its Report on Form 6-K dated May 29, 2008, Britannia Bulk entered into a new secured term loan facility agreement dated May 23, 2008, with Lloyds TSB Bank Plc and Nordea Bank Denmark A/S as facility agent and security trustee (the “Facility Agreement”).  The facility to be provided under the Facility Agreement consists of a term loan facility (the “Facility”) of up to US$170.0 million and is for the purpose of providing funds, a portion of which, together with available cash and other sources of financing, will be used to refinance the existing secured bridge facility with Lloyd’s TSB, as well as the senior secured notes.  The availability of this facility is subject to several conditions, including an equity finance condition, and expires on July 30, 2008.

A registration statement relating to the Company’s offered securities described above has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is neither an offer to sell nor a solicitation of an offer to buy shares of the Company’s common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offering of the Company’s securities will be made only by means of a prospectus. A copy of the preliminary prospectus relating to the offering may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, Fax: (212) 902-9316 or email at prospectus-ny@ny.email.gs.com or Banc of America Securities LLC, Capital Markets (Prospectus Fulfillment) by email to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: June 4, 2008	Chief Financial Officer